February 21, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. [redacted]

JSAT Corporation
File No. 82-5111
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Revises Fiscal 2006 Earnings Forecasts (dated February 21, 2006)
- Transfer of All Shares of JSAT Subsidiary Japan CableCast and Equipment Used in the JC-HITS Business (dated February 21, 2006)
- Operating Results for the Nine Months and the Three Months Ended December 31, 2005 (dated February 21, 2006)
- Presentation Material of the Operating Results for the 3rd Quarter Ended December 31, 2005 (dated February 21, 2006)

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

February 21, 2006
JSAT Corporation

Transfer of All Shares of JSAT Subsidiary Japan CableCast and Equipment Used in the JC-HITS Business

JSAT Corporation ("JSAT"; head office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki) announced that it today concluded a basic agreement with SOZO kobo, Inc. ("SOZO"; head office: Chiyoda-ku, Tokyo: President and Partner: Shozo Ishibashi) on the transfer of all shares of wholly owned subsidiary Japan CableCast Inc. ("CableCast"; Head office: Chuo-ku, Tokyo; President: Norikazu Yabushita), the provider of the JC-HITS digital solutions service for cable television operators, and the transfer of equipment used in the JC-HITS business. Details are as follows.

1. Reasons for the Transfer

Since content distribution began in February 2004, JC-HITS has received acclaim from the cable television industry for its cost effectiveness and efficiency. Today, JC-HITS has steadily grown to serve about 130 cable television operators, including those scheduled to preparing for launch, and has become an essential application resource for providing cable television services in the new digital era.

Meanwhile, to expand earnings, cable television operators are finding it imperative to provide greater value-added services that set them apart from competitors, as they experience rapid changes in the operating environment, including the recent expansion of FTTH* services and IP broadcasting applications**. Likewise, JC-HITS must now shift to a new business framework capable of providing new applications for further service development and improvement.

Given these conditions, JSAT comprehensively reassessed its outlook for developing the JC-HITS business further. Based on the conclusions drawn, JSAT has been seeking a business partner with whom it can collaborate in continuing the JC-HITS service. The decision acknowledges that JSAT alone can no longer sustain JC-HITS' business expansion, and that a business partnership would give JSAT an advantage in selecting and prioritizing businesses to run a sound satellite operation.

Against this backdrop, JSAT was approached by SOZO with a proposal on the transfer of the JC-HITS business and negotiations have been held between the two companies. SOZO specializes in management support and investment activities for companies in the fields of telecommunications, media, and technology (TMT). As such, SOZO highly appreciates the potential of Japan's cable television industry, as well as that of the JC-HITS business, which is deeply involved in the industry.

The agreement was reached based on JSAT's consideration of a comprehensive range of factors, including the opportunities to not only continue the JC-HITS service, but also to create a framework for introducing new applications and thus expand the cable television market. JSAT has therefore determined that transferring JC-HITS to SOZO and promoting and expanding the business under this new framework would contribute to the overall development of the cable television industry.

*FTTH: An acronym for Fiber To The Home, FTTH provides high-volume, around-the-clock communication services using fiber optics to home users.
**IP broadcasting applications: Services including broadband broadcasting and video on demand (VOD) using the Internet Protocol.

2. Profile of the Subsidiary to be Transferred

(1) Company profile

Name: Japan CableCast Inc.
Location: Daiya Yaesuguchi Bldg. 4F, 2-2-1 Yaesu, Chuo-ku, Tokyo
Representative: Norikazu Yabushita, President
Capital: ¥2.6 billion
Established: October 2002
Activities: Provision of JC-HITS, a digitalization solutions business for cable television operators

(2) Overview of services provided by JC-HITS

JC-HITS is a content distribution provider using communication satellites. Catering to cable television operators, JC-HITS provides solutions in launching digital services. JC-HITS began operations in February 2004 and currently distributes content for 64 channels, including pay-per-view (PPV) programs, to cable television broadcasters nationwide. Around 130 stations and bases are served by JC-HITS, including those scheduled to use the service.

JC-HITS boasts the following features:

- Using transmodulation, JC-HITS reduces start-up costs for digital head ends compared to services using Remux.
- JC-HITS provides a variety of basic pay channels, including pay-per-view (PPV) content, thus enabling cable television operators to offer greater added value in their services.
- The inclusion of Conditional Access Systems (C-CAS), a viewer access restriction application indispensable in operating digital multi-channel services, reduces operational costs.

Transmodulation

There are two standard ways of re-transmitting digital broadcast satellite (BS) or communication satellite (CS) broadcasting signals via cable TV: transmodulation and Remux.

Transmodulation is a method whereby cable television operators modify only the modulation of signals coded with multiple programs from a single satellite transponder (satellite relay), and retransmit the modified signal to viewers.

Remux
Remux is a method whereby cable television operators first receive signals with multiple programs from a single transponder on a program-by-program basis, and then retransmit those signals to viewers after they are reconfigured and recoded with multiple programs.

Conditional Access System (CAS)
CAS restricts viewer access to pay-per-view broadcasting services on cable television, BS and CS digital broadcasting. The system ensures that viewers have access only to channels stipulated by their individual subscription contracts, and also monitors program viewing information. Japan Cable Laboratories has standardized two formats for next-generation set-top boxes (STB): B-CAS and C-CAS. The latter is compatible with three different formats.

Pay-per-view (PPV)
PPV refers to a payment system whereby viewers are billed on a program-by-program basis. This service is well established in the U.S. and Europe, and is typically provided by satellite broadcasters and local cable television operators. Japanese cable television operators currently offer pay-per-view channels for which viewers are typically billed a fixed monthly fee.

(3) Recent operating results

(¥ million)

	Fiscal 2004
Revenues	367
Operating Loss	(1,606)
Ordinary Loss	(1,741)
Net Loss	(1,353)
Net Assets	2,282
Shareholders' Equity	1,237
Dividend Per Share	—

* These Financial results and data are based on Japanese GAAP.

3. Fiscal Year-end Book Value of the Equipment to Be Transferred

Book value as of the end of March 2006: Approximately ¥3.9 billion

4. Summary of SOZO (the company to which JSAT shares and the equipment will be transferred)

The name "SOZO" encapsulates the spirit of imagination and creativity that the company leverages in providing support to its customers and helping them to create higher corporate value.

SOZO's activities comprise consulting and support services related to formulation and execution of management, operational, and financial strategies for companies in the field of telecommunications, media, and technology (TMT). Combining investment activities through the wholly owned subsidiary SOZOkobo Investments, SOZO is working to maximize corporate value of its investees.

Company Profile
Name: SOZOkobo, Inc.
Location: 3-3 Kojimachi, Chiyoda-ku, Tokyo
Representative: Shozo Ishibashi, President and Partner
Capital: ¥30 million
Established: December 2003

5. Impact on Operating Results

All shares of CableCast, JSAT's wholly-owned subsidiary and the provider of JC-HITS—a digital solutions business for cable television operators—and the equipment used in the JC-HITS business will be sold to SOZO for a total of about ¥1.8 billion. Consequently, the effect on consolidated and non-consolidated operating results for the fiscal year ending March 31, 2006 is projected to be losses of around ¥2.3 billion and ¥4.8 billion, respectively.

The final agreement with SOZO is scheduled for the end of March 2006.

February 21, 2006
JSAT Corporation

Operating Results for the Nine Months and the Three Months Ended December 31, 2005

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the nine months and the three months ended December 31, 2005. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2006, under Japanese GAAP (unaudited)
5. Financial Highlights under US GAAP (unaudited)
6. Summary of Consolidated Financial Statements under US GAAP (unaudited)
7. Outlook for the Year Ending March 31, 2006, under US GAAP (unaudited)

1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the nine months and the three months ended December 31, 2005, are as follows:

	Nine Months ended			Three Months ended		
	Dec. 31, 2005	Dec. 31, 2004	Change	Dec. 31, 2005	Dec. 31, 2004	Change
	¥ Million	¥ Million	%	¥ Million	¥ Million	%
Revenues	32,535	32,558	-0.1	10,538	10,749	-2.0
Operating income	1,063	6,194	-82.8	1,156	1,883	-38.6
Ordinary profit	551	5,926	-90.7	1,382	1,640	-15.7
Net Income	(8,297)	3,170	-	855	853	+0.2
Total assets	168,384	162,662	+3.5	168,384	162,662	+3.5
Shareholders' equity	82,981	94,187	-11.9	82,981	94,187	-11.9
Net operating cash flow	18,111	20,033	-9.6	5,054	6,097	-17.1
EBITDA	14,750	19,028	-22.5	6,203	6,111	1.5
EBITDA margin	45.3%	58.4%	-13.1 Point	58.9%	56.9%	2Point
Earnings per share(EPS)	-	¥8,805.23	-	2,411.62	¥2,394.58	+0.7
Weighted average number of shares outstanding	355,307	360,061	-1.3	354,893	356,418	-0.4

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	Nine Months ended	
	As of Dec.31,2005	As of Dec.31,2004
Assets		
Current assets	27,499	15,857
Fixed assets	140,527	146,338
Deferred assets	356	466
Total assets	168,384	162,662
Liabilities and shareholders' equity		
Current liabilities	32,345	19,838
Long-term liabilities	52,878	48,467
Minority interests	178	168
Common stock	53,769	53,769
Additional paid-in capital	21,260	31,188
Retained earnings	6,446	16,021
Unrealized gains on securities	2,251	3,283
Foreign currency translation adjustment	(354)	(147)
Treasury stock	(391)	(9,927)
Total shareholders' equity	82,981	94,187
Total	168,384	162,662

(2) Summary of Statements of Income

(¥ Million)

	Nine Months ended			Three Months ended		
	Dec. 31, 2005	Dec. 31, 2004	Change (%)	Dec. 31, 2005	Dec. 31, 2004	Change (%)
Revenues	32,535	32,558	-0.1	10,538	10,749	-2.0
Operating expenses	31,472	26,363	+19.4	9,381	8,866	5.8
Operating income	1,063	6,194	-82.8	1,156	1,883	-38.6-
Other income (expenses)	(511)	(268)	-90.7	225	(242)	-
Ordinary profit	551	5,926	-90.7	1,382	1,640	-15.7-
Extraordinary income (expenses)	(14,104)	9	-	20	29	-31.0
Income before income taxes and minority interests	(13,553)	5,935	-	1,403	1,669	-16.0
Income taxes	(5,265)	2,729	-	543	816	-33.4
Minority interests	10	35	-71.4	3	-	-
Net income	(8,297)	3,170	-	855	853	+0.3

(3) Revenues for Each Service

(¥ Million)

	Nine Months ended			Three Months ended		
	Dec. 31, 2005	Dec. 31, 2004	Change (%)	Dec. 31, 2005	Dec. 31, 2004	Change (%)
Network-Related Services	12,198	11,955	+2.0	3,826	3,986	-4.0
Broadcast & Video Distribution Services	19,861	20,181	-1.6	6,493	6,631	-2.1-)
Other	475	422	+12.6	218	132	+65.2
Total	32,535	32,558	-0.1	10,538	10,749	-2.0

(4) Consolidated Statements of Cash Flow

(¥ Million)

	Nine Months ended	
	Dec. 31, 2005	Dec. 31, 2004
Operating activities (net cash)	18,111	20,033
Income before income taxes	(13,553)	5,935
Depreciation and amortization	17,032	12,633
Extraordinary Income (expenses)	(14,199)	-
Payments for income taxes	(2,736)	(3,847)
Other	3,168	5,312
Investing activities (net cash)	(23,120)	(6,679)
Property and equipment	(12,742)	(9,054)
Business investments	(4,141)	(966)
Financial investments	(6,236)	3,341
Financing activities (net cash)	4,902	(13,215)
Proceeds from short-term borrowings	200	1,170
Repayments of short-term borrowings	(3,170)	(2,200)
Proceeds from long-term borrowings	15,191	4,000
Repayments of long-term borrowings	(4,881)	(7,381)
Payments for dividends	(2,045)	(2,059)
Payments for purchase of treasury stock	(392)	(6,743)
Effect of exchange rate changes on cash and cash equivalents	63	23
Cash and cash equivalents at beginning of the quarter	2,871	2,233
Cash and cash equivalents at end of the quarter	2,828	2,396

3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the nine months and the three months ended December 31, 2005. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Japan Cablecast Inc.** (100% ownership)

(¥ Million)

	Nine Months ended Dec. 31, 2005	Three Months ended Dec. 31, 2004
Revenues	636	270
Operating income	(1,170)	(378)
Ordinary profit	(1,259)	(408)
Net income	(869)	(286)

- **JSAT International Inc.** (100% ownership)

(¥ Million)

	Nine Months for Jan. – Sep., 2005	Three Months for Jul. – Sep., 2004
Revenues	921	326
Operating income	291	96
Ordinary profit	239	77
Net income	238	77

※Regarding JSAT International Inc. (JII), its fiscal year is a period from January to December. JII's operating results include Horizons Satellite LLC's operating results.

- **Satellite Network, Inc.** (92% ownership)

(¥ Million)

	Nine Months ended Dec. 31, 2005	Three Months ended Dec. 31, 2005
Revenues	3,346	1,070
Operating income	205	84
Ordinary profit	179	83
Net income	122	45

(2) Affiliates

- **SKY Perfect Marketing, Co., Ltd.** (49% ownership)

(¥ Million)

	Nine Months ended Dec. 31, 2005	Three Months ended Dec. 31, 2005
Revenues	1,817	809
Operating income	(864)	(220)
Ordinary Profit	(870)	(222)
Net income	(871)	(222)

- **Pay Per View Japan, Inc.** (20% ownership)

(¥ Million)

	Nine Months ended Dec. 31, 2005	Three Months ended Dec. 31, 2005
Revenues	11,873	4,158
Operating income	409	155
Ordinary Profit	408	155
Net income	235	94

4. Outlook for the Year Ending March 31, 2006 under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2006, under Japanese GAAP, remains unchanged as follows:

	Year ending March 31, 2006
	¥ Million
Revenues	43,500
Operating income	1,300
Ordinary profit	600
Net income	(9,000)
Earning per share (EPS)	-
EBITDA	-
EBITDA margin	-

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

5. Financial Highlights under US GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP may differ from Japanese GAAP in material ways. Presented below are summaries of US GAAP financial results for reference purposes:

Three months ended	Dec. 31, 2005	Dec. 31, 2004	Change	Sep. 30, 2005	Jun 30, 2005
	¥ Million	¥ Million	%	¥ Million	¥ Million
Revenues	10,068	10,378	-3.0%	10,553	10,725
Operating income	(2,241)	1,888	-	(13,591)	2,209
Net income	1,428	542	+163.5%	(10,063)	1,333
Total assets	169,152	163,097	+3.7%	152,288	158,547
Shareholders' equity	83,173	92,872	-10.4%	82,243	91,641
Net operating cash flow	4,761	5,898	-19.3%	3,861	8,560
EBITDA	7,395	5,171	+43.0%	(7,293)	6,720
EBITDA margin	73.5%	49.8%	+23.7point	0.0%	62.7%
Earnings per share (EPS)	¥4,047.53	¥1,520.26	+166.2%	(¥28,357.02)	¥3,742.56
Weighted average number of shares outstanding	355,307	356,419	-	354,893	356,144

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

(1) Summary of the Balance Sheets

	As of Dec. 31, 2005	As of Dec. 31, 2004
Assets	¥ Million	¥ Million
Current assets	28,443	28,793
Investments, etc.	48,173	24,541
Property and equipment	85,844	105,512
Other assets	6,692	4,251
Total assets	169,152	163,097
Liabilities and shareholders' equity		
Current liabilities	32,057	20,330
Long-term liabilities	53,748	49,731
Minority interests	174	164
Common stock	53,770	53,770
Additional paid-in capital	24,538	34,407
Retained earnings:		
Appropriated for legal reserve		5
Unappropriated	2,763	10,890
Accumulated other comprehensive income	2,495	3,728
Treasury stock	(392)	(9,927)
Total shareholders' equity	83,173	92,872
Total	169,152	163,097

(2) Summary of Statements of Income

(¥ Million)

Three months ended	Dec. 31, 2005	Dec. 31, 2004	Change (%)	Sep. 30, 2005	June 30, 2005
Revenues	10,068	10,378	-3.0%	10,553	10,725
Operating expenses	12,309	8,490	45.0%	24,144	8,516
Operating income	(2,241)	1,888	-	(13,591)	2,209
Other income (expenses)	5,176	(843)	-	(3,169)	334
Income before income taxes and minority interests	2,936	1,045	180.9%	(16,760)	2,542
Income taxes	1,504	498	202.0%	(6,699)	1,206
Minority interests	(3)	(5)	-32.1%	(2)	(4)
Net income	1,428	542	163.5%	(10,063)	1,333

(3) Revenues for Each Service

(¥ Million)

Three months ended	Dec. 31, 2005	Dec. 31, 2004	Change (%)	Sep. 30, 2005	June 30, 2005
Network-Related Services	3,363	3,620	-7.1%	4,031	3,633
Broadband & Video Distribution Services	6,487	6,626	-2.1%	6,390	6,967
Other Services	219	132	65.2%	132	125
Total	10,068	10,378	-3.0%	10,553	10,725

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	Dec. 31, 2005	Dec. 31, 2004	Sep. 30, 2005	June 30, 2005
Operating activities (net cash)	4,761	5,898	3,861	8,560
Net income	1,428	542	(10,063)	1,333
Depreciation and amortization	4,569	3,942	7,649	4,042
Other	(1,237)	1,414	6,275	3,186
Investing activities (net cash)	(11,969)	(3,016)	(7,500)	(2,452)
Property and equipment	(6,373)	(2,566)	(1,856)	(4,344)
Business investments	0	(20)	(230)	(230)
Financial investments	(5,826)	(431)	(5,414)	2,122
Financing activities (net cash)	6,233	(3,131)	3,851	(5,452)
Proceeds from short-term borrowings	-	-	200	-
Repayments of short-term borrowings	-	(1,000)	(170)	(3,000)
Proceeds from long-term borrowings	8,368	3,000	6,823	-
Repayments of long-term borrowings	(1,083)	(4,083)	(2,716)	(1,083)
Payments for dividends	(976)	(929)	(198)	(871)
Payments for treasury stocks	-		-	(393)
Other	(468)	(119)	(88)	(105)
Effect of exchange rate changes on cash and cash equivalents	26	12	21	17
Cash and cash equivalents at beginning of the fiscal year	3,777	2,634	3,545	2,872
Cash and cash equivalents at end of the fiscal year	2,829	2,396	3,777	3,545

7. Outlook for the Year Ending March 31, 2006 under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2006 under the US GAAP, is provided below.

	Year ending March 31, 2006
	¥ Million
Revenues	40,940
Operating income	780
Net income	(8,710)
Earning per share (EPS)	-
EBITDA	-
EBITDA margin	-

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

February 21, 2006
JSAT Corporation

JSAT Revises Fiscal 2006 Earnings Forecasts

Based on recent trends in business performance, JSAT Corporation ("JSAT" or "the Company") today reported revisions to earnings forecasts for fiscal 2006 (April 1, 2005 to March 31, 2006) announced on October 6, 2005. Details are as follows.

1. Revised Consolidated Earnings Forecasts for Fiscal 2006 (April 1, 2005 to March 31, 2006)

(Unit: ¥ million)

	Revenues	Operating Income	Ordinary Income (Loss)	Net Income (Loss)
Previously Announced Projection (A)	42,500	500	(500)	(9,500)
Revised Projection (B)	43,500	1,300	600	(9,000)
Change (B-A)	1,000	800	1,100	500
% Change	2.4	160.0	-	5.2
Reference: Fiscal 2005 Result	44,388	8,063	7,512	4,077

* These Financial results and data are based on Japanese GAAP.

2. Reasons for the Revision

JSAT expects to book an extraordinary loss (approximately ¥2.3 billion) related to the transfer of all shares of wholly owned subsidiary Japan CableCast Inc. ("CableCast"; Head office: Chuo-ku, Tokyo; President: Norikazu Yabushita), the provider of the JC-HITS digital solutions service for cable television operators, and to the transfer of equipment used in the JC-HITS business. However, JSAT has made the above revisions because: (1) revenues and operating income surpassed initial forecasts; (2) other income was posted due to recent foreign exchange rate fluctuations; and (3) an insurance settlement (approximately ¥1.1 billion) related to the communication satellite JCSAT-1B anomaly is anticipated.

The final agreement on the transfer of all shares of CableCast and equipment used in the JC-HITS business is scheduled to be concluded at the end of March 2006.

*The figures above include losses (approximately ¥14.2 billion) arising from the communication satellite JCSAT-1B anomaly, which occurred on

July 22, 2005.

3. Revised Non-consolidated Earnings Forecasts for Fiscal 2006 (April 1, 2005 to March 31, 2006)

(Unit: ¥ million)

	Revenues	Operating Income	Ordinary Income	Net Income (Loss)
Previously Announced Projection (A)	39,000	1,800	1,500	(7,500)
Revised Projection (B)	39,800	2,400	2,500	(9,200)
Change (B-A)	800	600	1,000	(1,700)
% Change	2.1	33.3	66.7	22.7
Reference: Fiscal 2005 Result	41,631	9,771	9,524	5,775

* These Financial results and data are based on Japanese GAAP.

4. Reasons for the Revision

JSAT expects to book an extraordinary loss (approximately ¥4.8 billion) related to the transfer of all shares of wholly owned subsidiary Japan CableCast Inc. ("CableCast"; Head office: Chuo-ku, Tokyo; President: Norikazu Yabushita), the provider of the JC-HITS digital solutions service for cable television operators and to the transfer of equipment used in the JC-HITS business. JSAT has made the above revisions because: (1) revenues and operating income surpassed initial forecasts; (2) other income was posted due to recent foreign exchange rate fluctuations; and (3) an insurance settlement (approximately ¥1.1 billion) related to the communication satellite JCSAT-1B anomaly is anticipated.

The final agreement on the transfer of all shares of CableCast and equipment used in the JC-HITS business is scheduled to be concluded at the end of March 2006.

*The figures above include losses (approximately ¥14.2 billion) arising from the communication satellite JCSAT-1B anomaly, which occurred on July 22, 2005.